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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

POLYCOM, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.0005 per share
(Title of Class of Securities)

73172K-10-4
(CUSIP Number of Class of Securities Underlying Common Stock)

Michael R. Kourey
Senior Vice President, Finance and Administration
and Chief Financial Officer
Polycom, Inc.
4750 Willow Road
Pleasanton, California 94588
(925) 924-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Mark A. Bertelsen, Esq.
J. Rol Williams, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not applicable	Not applicable

*
No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☒
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        Attached are Polycom, Inc.'s Notice of Annual Meeting of Stockholders and Proxy Statement for its Annual Meeting of Stockholders to be held on May 20, 2003, and the related materials filed with the Securities and Exchange Commission in conjunction with the Notice of Annual Meeting of Stockholders and Proxy Statement (the "Proxy Materials"). The Proxy Materials contain a proposal submitted for the approval of Polycom's stockholders whereby Polycom's 1996 Stock Incentive Plan would be amended to permit Polycom to undertake an exchange offer pursuant to which holders of certain options to purchase a maximum of 7,000,000 shares of Polycom's Common Stock could elect to cancel such options in exchange for the grant of replacement options to purchase 0.80 shares of Polycom Common Stock for each cancelled option (the "Exchange").

        The Proxy Materials do not constitute an offer to holders of options to purchase Polycom Common Stock to exchange their options. In the event Polycom's stockholders approve the amendment to Polycom's 1996 Stock Incentive Plan that permits Polycom to undertake the Exchange, the Exchange will commence as soon as practicable following such stockholder approval.

        At the time the Exchange is commenced, Polycom will provide option holders who are eligible to participate in the Exchange with written materials explaining the precise terms and timing of the Exchange. Persons who are eligible to participate in the Exchange should read these written materials carefully when they become available because they will contain important information about the Exchange. Polycom will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Exchange. Polycom stockholders and optionholders will be able to obtain these written materials and other documents filed by Polycom with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's website at www.sec.gov.

ITEM 12.    EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
99.1	Proxy Statement for 2003 Annual Meeting of Stockholders, as filed with the Securities and Exchange Commission on April 18, 2003.

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  ITEM 12. EXHIBITS